October 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

10 0 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. James Giugliano / Mr. Adam Phippen

Re:	VCI Global Limited
Form 20-F for the Fiscal Year Ended December 31, 2023 Submitted April 30, 2024
Response dated September 6, 2024
File No. 001-41678

Dear Mr. Giugliano and Mr. Phippen:

On behalf of VCI Global Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 1, 2024 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) as noted above.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 15. Controls and Procedures, page 61

1. We note your proposed disclosure in response to our prior comment 2 states your internal controls over financial reporting has been audited by WWC, P.C., an independent registered public accounting firm. Please include their report in your amendment or remove this statement. Refer to Item 15(b)(4) and Item 15(c) of Form 20-F.

The Company has removed the statement stating the internal controls over financial reporting has been audited by WWC, P.C as this is incorporated by mistake during our last reply. Kindly refer to Item 15(b) and Item 15(c) of Form 20-F/A at page 65 - 66.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

2. We reviewed your response to prior comment 4. Please consider revising the line item description to more accurately indicate the nature of the cash flows.

The Company has revised the line advances made to related parties to repayment for advances from related parties, kindly refer to the Consolidated Statements of Cash Flows, Page F-1 of Form 20-F/A at page F-6.

28. Income Tax Expense, page F-39

3. We note your response to our prior comment 6. Please expand your disclosure in future filings to explain the nature of, and reason for, the “non-taxable income” and “unabsorbed tax losses.”

Duly noted.

General

4. When filing your amended 20-F, please include the entirety of Parts I, II and III, including any exhibits that require updating (i.e., certifications pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002).

Duly noted.

We trust that the above is responsive to your comments.

If you confirm that you have no further comments, we will file the 20-F/A1 via EDGAR. Please contact Jeffrey Wofford, our legal counsel at jwofford@srfc.law; telephone: 646 876-0618 or me at zhifeng.ang@v-capital.co.

Sincerely,

/s/ Ang Zhi Feng
Ang Zhi Feng
Chief Financial Officer